PILLSBURY WINTHROP SHAW PITTMAN LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

October 31, 2005

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0406

Mail Stop 6010

Attn:	Ms. Mary Beth Breslin

Re:	SunPower Corporation - Registration Statement on Form S-1
(File No. 333-127854)

Ladies and Gentlemen:

On behalf of SunPower Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, (the “Securities Act”) Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated October 28, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Copies of the Staff’s letter and marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Summary, page 1

1.	We note your response to prior comment 6 and the materials you provided in response to that comment. It is unclear whether the materials support your statement that you are able to “generate 50% more power per unit area.” Please provide us with more detailed support for your statements, including to which conventional solar cells Navigant compared your product. In this regard, also tell us whether Navigant conducted the testing or whether they collected this information from manufacturers. Also, it appears that Navigant has also analyzed the efficiency of your products; please describe to us their analysis of your efficiency.

Response: The Registrant supplementally notes that the data provided by Navigant was based on rated solar panel specifications using solar cells from 33 solar cell manufacturers. These 33 manufacturers currently manufacture the majority of all solar cells sold today, including those from the Registrant’s primary competitors such as BP Solar, Q-Cells, Sanyo and Sharp. The Registrant further notes that Navigant did not conduct any solar cell testing itself but rather collected this data directly through a survey conducted regularly by Navigant with solar cell and solar panel manufacturers. Navigant calculated the solar cell efficiencies (the measurement of a solar cell’s ability to generate power per unit area) from the rated panel efficiencies reported by these manufacturers. Navigant’s calculations indicate that the average efficiency of conventional solar cells representing over half of the global solar cell production in 2004 was 14.3%. The range in values around this average value was 13.2% to 15.2%. Navigant did not conduct its own testing of the efficiency of the Registrant’s product, but based its analysis on the test results from the National Renewable Energy Laboratory, which tested the Registrant’s solar cell as having a 21.5% efficiency. The 21.5% efficiency is 50.3% more efficient than the 14.3% average solar cell efficiency as reported by Navigant. The Registrant respectfully notes that it believes the foregoing provides a reasonable basis to support its belief that its solar cells can generate “up to” 50% more power per unit area.

2.	We note your response to our comment 9 regarding your efficiency statistics. Please disclose that you have calculated your product’s rate of consumption for purposes of this statistic.

Response: The requested disclosure has been added to clarify that the Registrant calculated its product’s rate of consumption.

Risk Factors, page 10

We are currently experiencing an industry-wide shortage, page 10

3.	We note your new disclosure about the nature of your supply agreements, including that you are relying on purchase orders for some of your silicon ingot supply through 2006. Please describe any material risks associated with reliance on purchase orders rather than supply agreements, including whether the purchase orders are non binding in nature.

Response: Disclosure has been added in the referenced risk factor to describe the material risks associated with reliance on purchase orders, including that the purchase orders are generally non-binding in nature and may be cancelled or deferred by customers at any time.

Our agreements with Cypress require us to indemnify Cypress, page 29

4.	We note your response to prior comment 14 concerning your inability to quantify the limitations on the amount of shares you can sell. To provide a context in which investors may be able to evaluate the risk on your ability to issue stock in the future, please quantify the potential tax liabilities under a range of circumstances, assuming no change to current Treasury Regulations.

Response: Disclosure has been added to the risk factor on page 29 to clarify that the indemnification obligation described in the last paragraph of the risk factor is triggered only if the Registrant issues stock or participates in a transaction in which 50% or more of its voting power or economic value is acquired in a financing or acquisition transaction that is part of a plan or series of related transactions that includes a distribution. The revised language also includes a formula for determining the extent of the Registrant’s liability if its indemnification obligation is triggered and makes clear that under current law, its obligation exists for no more than two years following a distribution by Cypress. The actual amount of such liability is based on the fair market value of the Registrant’s shares and Cypress’ stock basis in the Registrant’s shares, both as of the date of the distribution. In addition, quantification of a potential tax liability based on specified assumptions has been included.

Business, page 63

Our Manufacturing, page 73

5.	We note your response to prior comment 21. We reissue the comment with respect to the polysilicon supply agreement that has not yet been filed. File the agreement or tell us why it is not required to be filed as an exhibit to this registration statement.

Response: The requested disclosure has been added to describe the material terms of the polysilicon supply agreement that was not previously filed. This agreement is being filed as an exhibit to this Amendment No. 3.

Director Compensation, page 81

6.	Please disclose the amount of salary paid to Mr. Mika and explain what it means to be “allocated a portion of the salary expense incurred by Cypress.” Also, here or on page 97, explain what consulting services he provided to you and to Cypress and describe the material terms of the agreement.

Response: The requested disclosure regarding the salary paid to Mr. Mika and the allocation of a portion of his salary expense to the Registrant has been added under the caption “Director Compensation.” The Registrant supplementally notes that Mr. Mika provided consulting services under an informal arrangement and as such, there was no formal consulting agreement. In addition, disclosure has been added under the captions “Director Compensation” and “Related Party Transactions – Other Related Party Transactions – Consulting Arrangement” to clarify that Mr. Mika provided consulting services to both the Registrant and Cypress in connection with the operations of the wafer fabrication facility in the Philippines.

Compensation Committee Interlocks, page 82

7.	As it does not appear that your board of directors had a compensation committee at the time the compensation for your executive officers was set, please revise your disclosure in the first sentence to conform with Regulation S-K Item 402(j)(2).

Response: The requested disclosure has been added under the caption “Compensation Committee Interlocks.”

Other Employee Benefit Plans, page 85

8.	Please expand your disclosure to describe the nature of your cash payments plan, including the terms and how payment amounts are determined. Explain whether you have issued any rights to employees under this plan. Further, we note that this plan is “primarily intended” for your non-U.S. employees. Please indicate whether you are restricted under the terms of the plan from granting rights to U.S. employees, and if not, whether you will offer rights to U.S. employees. Finally, please file this plan as an exhibit. We may have further comment.

Response: The requested disclosure has been added under the caption “Management – Employee Benefit Plans – Other Employee Benefit Plans.” The Registrant notes that the plan is being filed as an exhibit to this Amendment No. 3.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

9.	Please refer to our prior comment 32. While we note that you do not separately disclose gross profit within your primary financial statements, we also note that within your Management’s Discussion and Analysis you analyze and discuss your gross margin within your discussion of cost of revenue. Since these expenses are not included within your cost of revenue, your gross margin discussion may be confusing to investors. Please reclassify. Also please note the guidance set forth at SAB Topic 14(F).

Response: The requested revisions have been made.

10.	Please refer to our prior comment 33. Please note that SAB Topic 11(B) applies to all registrants that present cost of sales. Please revise your financial statements to comply with the guidance in the SAB as requested in our prior comment 33.

Response: The requested revisions have been made.

* * * * *

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Mr. Jay Mumford

Mr. Jay Webb

Mr. Eric Atallah

Mr. Thomas H. Werner

Mr. Emmanuel T. Hernandez